As filed with the Securities and Exchange Commission on November 10, 2016

Registration No. 333-199129

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
POST-EFFECTIVE AMENDMENT NO. 8 TO FORM S-11 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
INLAND RESIDENTIAL PROPERTIES TRUST, INC. (Exact name of registrant as specified in governing instruments)
2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000 (Address, including zip code, and telephone number, including area code, of principal executive offices)
The Corporation Trust, Inc. 300 East Lombard Street Baltimore, Maryland 21202 (410) 539-2837 (Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567	Robert H. Baum Executive Vice President and General Counsel The Inland Real Estate Group, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000

Approximate Date of Commencement of Proposed Sale to the Public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] Registration No. 333-199129

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [_]	Accelerated filer [_]
Non-accelerated filer [_]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 8 to the Registration Statement on Form S-11 (No. 333-199129) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits.

(b)       Exhibits: The additional exhibits filed as part of this Registration Statement on Form S-11 are set forth on the Exhibit Index following the signature page hereto.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on November 10, 2016.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

By:	/s/ Mitchell A. Sabshon
Name:	Mitchell A. Sabshon
Its:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Daniel L. Goodwin Daniel L. Goodwin	Director and Chairman of the Board	November 10, 2016
/s/ Mitchell A. Sabshon Mitchell A. Sabshon	Director, President and Chief Executive Officer (Principal Executive Officer)	November 10, 2016
* Adrian Corbiere	Independent Director	November 10, 2016
* Michael W. Reid	Independent Director	November 10, 2016
/s/ JoAnn M. McGuinness JoAnn M. McGuinness	Chief Operating Officer	November 10, 2016
/s/ Catherine L. Lynch Catherine L. Lynch	Chief Financial Officer (Co-Principal Financial Officer)	November 10, 2016
/s/ David Z. Lichterman David Z. Lichterman	Vice President, Treasurer and Chief Accounting Officer (Co-Principal Financial Officer and Principal Accounting Officer)	November 10, 2016

* /s/ Cathleen M. Hrtanek Cathleen M. Hrtanek Attorney-in-fact		November 10, 2016

Exhibit Index

EXHIBIT NO.	DESCRIPTION

1.1	First Amendment to Second Amended and Restated Dealer Manager Agreement, dated November 7, 2016 (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on November 10, 2016 (file number 333-199129))

4.1	First Amended and Restated Agreement of Limited Partnership of Inland Residential Operating Partnership, L.P., dated October 27, 2016 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 28, 2016 (file number 333-199129))

10.1

Amended and Restated Business Management Agreement, dated August 8, 2016, by and among Inland Residential Properties Trust, Inc., Inland Residential Business Manager & Advisor, Inc. and Inland Residential Operating Partnership, L.P. (incorporated by reference to Exhibit 1.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 9, 2016 (file number 333-199129))

10.2	First Amendment to Amended and Restated Business Management Agreement, dated October 27, 2016, by and among Inland Residential Properties Trust, Inc., Inland Residential Business Manager & Advisor, Inc. and Inland Residential Operating Partnership, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on October 28, 2016 (file number 333-199129))